UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

1 May 2013

Pearson plc - (the "Company")

Notification of Directors' Interests

Long-term Incentive Plan

In 2001, the Company established the Pearson Long Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.  The LTIP was renewed and approved by shareholders in 2011.

2013 Award

The company today made a grant of restricted shares to executive directors under the LTIP. This represents the company's annual grant of long-term incentives to executive directors for 2013.

The awards will vest on 1 May 2016 as follows:

a) one third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2013 to 2016;

b) another third of the award will be based on Pearson's return on invested capital in 2015; and

c) the final third of the award will be based on Pearson's growth in earnings per share over the period 2012 to 2015.

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 May 2016 for a further two years, the maximum number of shares that the following executive directors may receive is : John Fallon (250,000); Will Ethridge (150,000); Robin Freestone (150,000).

Further details of the LTIP and its performance measures are contained in Pearson's annual report and accounts.

This notification is made in accordance with DTR 3.1.4R.

PEARSON plc

Date: 01 May 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary